UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report:  September 18, 2006

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated September 18, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY ANNOUNCES MANDATORY OFFER FOR 100% OF PETROJARL ASA AT NOK 70 PER SHARE

Nassau, The Bahamas, September 18, 2006 - Teekay Shipping Corporation (Teekay) (NYSE: TK) today announced that its wholly-owned subsidiary, TPO Investments AS (TPO Investments), has launched a mandatory bid for all of the shares in Petrojarl ASA (Petrojarl) at a price of Norwegian Kroner 70 per share, payable in cash. TPO Investments currently owns in excess of 40% of the outstanding shares in Petrojarl. Petrojarl’s Board of Directors has recommended its shareholders to accept Teekay’s offer. Petrojarl is listed on the Oslo Stock Exchange where it trades under the symbol “PETRO”.

The acceptance period for the offer runs from September 19, 2006 to October 18, 2006, both days inclusive. Settlement will take place no later than November 1, 2006. The offer document, which has been approved by the Oslo Stock Exchange, will be made available to all known Petrojarl shareholders and employees as in accordance with Norwegian law.

Petrojarl is a leading operator of Floating Production Storage and Offloading (FPSO) units in the North Sea. It owns and operates four FPSO units in addition to operating two shuttle tankers and one storage tanker. In February of this year, Teekay entered into a joint venture with Petrojarl to pursue FPSO projects.

Petrojarl American Depositary Shares trade over-the-counter in the United States under the symbol "PTJRY".  In the United States, any offer to purchase Ordinary Shares or American Depositary Receipts will only be made pursuant to the offering materials that are being distributed to shareholders in the United States and are available by contacting Georgeson Shareholder Communications at (866) 628-6024.  This news release does not constitute an offer to purchase, or the solicitation of an offer to sell, any Ordinary Shares or American Depositary Receipts of Petrojarl ASA, nor will there be any purchase of these securities in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful.

DnB NOR Markets and Bugge, Arentz-Hansen & Rasmussen (BA-HR) have assisted TPO Investments in preparing the offer.

About Teekay

Teekay Shipping Corporation transports more than 10 percent of the world’s seaborne oil and has expanded into the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP). With a fleet of over 145 tankers, offices in 17 countries and 5,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-4703

Web site: www.teekay.com

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